SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

June 23, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

Item 8.01. **Other Events**

The following is furnished pursuant to both Item 5.02 and Item 8.01:

On June 23, 2008, the Board of Directors of Petroleum Development Corporation completed the CEO transition plan which was initially announced in December 2007, and upon the retirement of Steven R Williams as Chief Executive Officer at the meeting of the Board of Directors following the Company's Annual Meeting of Shareholders, named Richard McCullough Chief Executive Officer effective immediately. At that meeting, the Board also appointed Kimberly Wakim as Chair of the Compensation Committee and Anthony Crisafio as the Chairman of the Audit Committee.

On Tuesday, June 24, 2008, Petroleum Development Corporation issued a Press Release announcing the re-election of Directors, the completed CEO transition, and the results of the 2008 Annual Meeting of Shareholders.

The Press Release is attached by reference as Exhibit 99.1

EXHIBIT INDEX

Item 9.01(c). Financial Statements and Exhibits.

Exhibit.

99.1 PRESS RELEASE:
Petroleum Development Corporation Shareholders Elect Directors and Approve Company Proposals; Board Completes CEO Transition and Names Richard W. McCullough as Chief Executive Officer; Former CEO Steven R. Williams Will Continue as Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: June 26, 2008

By: /s/ Richard W. McCullough
Richard W. McCullough
Vice Chairman & Chief Executive Officer



NEWS FROM
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: June 24, 2008
CONTACT: Celesta M. Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Shareholders Elect Directors and Approve Company Proposals; Board Completes CEO Transition and Names Richard W. McCullough as Chief Executive Officer; Former CEO Steven R. Williams Will Continue as Chairman of the Board

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ GSM:PETD) reported results of its annual meeting of shareholders held in Morgantown, West Virginia yesterday. The shareholders re-elected five directors. Richard W. McCullough and Larry F. Mazza were elected to terms ending at the shareholder's meeting in 2010. Joseph E. Casabona, David C. Parke and Jeffrey C. Swoveland were elected to terms ending in 2011.

Shareholders also approved an amendment to the articles of incorporation for an increase in authorized shares of common stock and creation of a new class of preferred stock, and an amendment to the non-employee directors' restricted stock plan increasing the number of authorized shares. Finally, shareholders ratified the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2008.

Following the Annual Meeting the Board of Directors held a regular meeting. At the recommendation of the Nominating and Governance Committee the Board unanimously voted to approve Richard W. McCullough as the new CEO of the company effective immediately. Steven R. Williams, the former CEO, will continue to serve as the Chairman of the Board, and will be employed by the Company as an Advisor through August to allow him to oversee with the completion of several ongoing projects.

Mr. Williams stated, "We have been pleased with the progress of the effort initiated and announced last December to assure a smooth transition of authority and responsibility to Rick McCullough as the new CEO. As evidence of the success of this process, the entire Board supported transitioning the CEO title to Rick at this time." Mr. McCullough added "Natural gas companies are enjoying record performance and PDC is no exception. Steve, through his leadership and hard work, has positioned PDC extremely well. The future for PDC is very bright and I am excited to be a part of it. "

To listen to a replay of the audio web cast of PDC's annual meeting of shareholders or to review the presentation from this meeting please visit www.petd.com.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the exploration, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian and Michigan Basins. PDC is included in the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of Companies in 2003.

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120 Genesis Boulevard • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597